
EXCELLENCE

ธนาคารกสิกรไทย
开泰银行 KASIKORNBANK



suppl.

12g3-2(b) File No.82-4922

Ref. No. OS.036/2013




13000356

9 April 2013

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
April 9, 13

(Dr. Adit Laixuthai)

Executive Vice President




ธนาคารกสิกรไทย
开泰银行 KASIKORNBANK

F 24-1

FORM TO REPORT ON NAMES OF MEMBERS AND SCOPE OF WORK OF THE AUDIT COMMITTEE

The Board of Directors meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No. 3/2013 held on April 3, 2013 resolved to appoint Dr. Piyasvasti Amranand as Member of the Audit Committee. The appointment of which shall take an effect as of April 3, 2013.

The Audit Committee consists of:

1. Chairperson of the Audit Committee	Prof. Khunying Suchada Kiranandana	remaining term in office	3 months
2. Member of the Audit Committee	Mr. Somchai Bulsook	remaining term in office	3 months
3. Member of the Audit Committee	Mrs. Chantra Purnariksha	remaining term in office	3 months
4. Member of the Audit Committee	Dr. Piyasvasti Amranand	remaining term in office	3 years
Secretary of the Audit Committee	Mr. Krit Jitjang		

The Audit Committee number 1 has adequate expertise and experience to review creditability of the financial reports.

The Audit Committee of the company has the scope of duties and responsibilities to the Board of Directors on the following matters:

1. Review financial statements on a quarterly, semi-annual and annual basis under consultation with the Bank's Finance and Control Division and external auditor in order to ensure that the financial statements of the Bank are accurate and reliable, and in compliance with accounting standards, laws and standards pertaining to the Bank's operations.
2. Review the effectiveness and appropriateness of risk management processes with risk management unit, in consultation with both internal and external auditors.
3. Oversee the effectiveness and independence of risk asset review function.
4. Review the Bank's operations to see that they are in compliance with Securities and Exchange Acts, SET regulations and standards or banking laws and regulations pertaining to commercial banking business.
5. Oversee the compliance function and approve Compliance Department Charter and annual compliance plan.
6. Review the effectiveness and appropriateness of the internal control and review the effectiveness of internal audit function to ensure compliance with the Professional Practice of Internal Auditing which includes: approve and review Internal Audit Charter and annual audit plan; review the appropriateness and sufficiency of required auditing resources; consider the independence of the internal audit function; and concur in the appointment, transfer and dismissal of the Internal Audit Head.
7. Review the performance of the external auditors; consider, select and recommend to the Board the appointment and annual audit fees of the independent auditors. Hold at least one meeting a year with the external auditors without the presence of management.
8. Evaluate the connected transactions, or transactions with possible conflict of interest in relation to compliance with the laws and regulatory requirements in order to ensure transparency of those transactions.

.../2




ธนาคารกสิกรไทย
开泰银行 KASIKORNBANK

9. Consider the disclosure of information on connected transactions, conflicts of interest or certain Bank operations to ensure transparency and appropriateness.
10. Ensure that preliminary investigation is carried out after receiving the external auditor's report on suspicious fraudulent behaviour or violation of laws by the Bank's board member and management. The Audit Committee shall report the results of such investigation to the Securities and Exchange Commission and the external auditor within 30 days from the date they are notified by the external auditor.
11. Oversee and review complaint or information submitted directly by stakeholders for attention of the Board.
12. Perform other duties, as regulated or assigned by the Board as agreed by the Audit Committee.
13. Submit minutes of each Audit Committee Meeting to the Board of Directors, and prepare the annual Audit Committee Report, signed by the Audit Committee Chairman, summarizing the year's activities giving information or data specified by the Stock Exchange of Thailand for disclosure in the annual report of the Bank.
14. Discuss and review with management or outside experts any matters or activities having a bearing on the Board's oversight responsibilities according to Audit Committee Charter and consolidated supervision policy.
15. At least once a year, the Audit Committee shall review its Charter and performance over the past year, taking into account any assessment or comments provided by the Chairman of the Board.

The company hereby certifies that

1. The qualifications of the aforementioned members meet all the requirement of the Stock Exchange of Thailand; and
2. The scope of duties and responsibilities of the Audit Committee as stated above meet all the requirements of the Stock Exchange of Thailand.

Signed ______________________

(Mr. Predee Daochai)
President

BAKER & McKENZIE

815 Connecticut Avenue, NW
Washington, DC 20006-4078, USA

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549